Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

Integrated Media Technology Limited
Regains Compliance with Nasdaq Listing Standard

Sydney and New York, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), an Australia company that is engaged in the businesses of the manufacturing of electronic glass, trading in Halal products, the manufacture and sale of nano coated plates for filters, and the trading of luxury products on its digital assets trading platform, today announced that it has received notice from The Nasdaq Stock Market LLC ("Nasdaq") on October 31, 2023 informing the Company that it has regained compliance of maintaining a minimum share price standard under Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market.

On November 2, 2022, the Nasdaq notified the Company that its ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market. Following the notification in October 2023, Nasdaq has determined that for 10 consecutive business days, from October 17, 2023 to October 30, 2023, the closing bid price of the Company's ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the businesses of the manufacturing of electronic glass, trading in Halal products, the manufacture and sale of nano coated plates for filters, and the trading of luxury products on its digital assets trading platform. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding IMTE's expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company's most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the sections entitled but not limited to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in IMTE's annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE's periodic filings with the SEC, which are accessible on the SEC's website at www.sec.gov and at www.imtechltd.com.

Investor Relations Contact:

Email: investors@imtechltd.com